SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTE OF THE SIXHUNDRED-TENTH MEETING OF THE BOARD OF DIRECTORS CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

NIRE 53300000859/CNPJ 0000.1180/0001 -26

I hereby certify, for appropriate action that the Board of Directors of Centrais Elétricas Brasileiras S.A. - ELETROBRÁS, met in the Office of the Company, at Avenida Presidente Vargas, #. 409 - 13th floor, Rio de Janeiro - RJ, on October 30 2009, beginning at 9 am. Were present the Chairman MÁRCIO PEREIRA ZIMMERMANN, called the meeting to order and the following Directors JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, LUIZ SOARES DULCI, VIRG¥NIA PARENTE DE BARROS, MIRIAM APARECIDA BELCHIOR, JOSÉ ANTONIO CORRÊA COIMBRA e LINDEMBERG DE LIMA BEZERRA. the Director ARLINDO MAGNO DE OLIVEIRA was absent for good reason. The Board of Directors met and decided the following decisions: DEL-134/2009. New Rules of Corporate Governance of Eletrobrás Subsidiaries. RES-1049, 22/10/2009. To approve the following proposals for the implementation of actions in order to improve the capital structure of the controlled companies of the Eletrobrás System: 1. to determine that the board of the controlled companies, in the guide lines of the General Shareholder mentioned in item 3 below, propose the absorption of accumulated losses exist until the last quarter before the respective Stockholders Meeting as stated in the legislation in force; 2. To authorize the implementation of new corporate governance rules in order to achieve the goals of efficiency, expansion and profitability of the Eletrobrás System, by taking the following actions: 2.1. amend the Bylaws of the subsidiaries of ELETROBRÁS to state: 2.1.1. requirement for distribution as dividend, of the total net income, after deduction of accumulated losses, income tax and legal and Retained earnings. Thus, the companies’ by-laws will provide that: the annual shareholder return will correspond to 100% of the adjusted net income, in accordance with Law 6404/76, which may be prepaid quarterly; 2.1.2. the obligation to sign with the parent company, annually, a CONTRACT OF BUSINESS PERFORMANCE TARGETS - CMDE, whereby the subsidiary will undertake to comply with the strategic guidelines set out for the next fiscal year, aimed at achieving the goals and results established by the controller, whose general principles will be established by the Board of Directors of the controller; 2.1.3 - the inclusion of new powers to the Board of Directors of the subsidiaries for approval, control and quarterly monitoring of the goals agreed to in the CONTRACT OF BUSINESS PERFORMANCE TARGETS – CMDE; 2.2. The CONTRACT OF BUSINESS PERFORMANCE TARGETS – CMDE referred to in subsection 2.1.2 above shall include: 2.2.1. the commitment of the subsidiary to present, annually, the budget of business cycles of 5 years to be submitted to the Board of Directors of ELETROBRÁS and controlled companies. The business budget will consist of the result budget, the budget for current assets and investment plan with sources broken down by project in which the amount alone or together equals to 1% of the capital. The business budget necessarily will be in tune with the Overall Expenditure Program - PDG, the investment budget and PPA (pluriannual plan), and each year it will be reviewed and approved by the Boards of Directors of the subsidiaries and ELETROBRÁS; 2.2.2. commitment of the controlled companies to present, previously, each investment project related to its corporate purpose for approval by CISE, and its rate of return must exceed the cost of capital of ELETROBRÁS to the nature of the business; 2.2.3. commitment of the subsidiaries to report annually, until the 3rd quarter of each year, the forecast of the funding and financial operations for the next year; 2.2.4. establishment by ELETROBRÁS of financial performance indicators to ensure the improvement of the financial and operational efficiency of the controlled companies, which should be monitored continuously. These indicators will be the markers to grant new requests for capital contributions, loans and financing; 2.2.5. commitment of the controlled companies in order to provide the management annual report, released along with the economic and financial statements for the year, which will present the analysis of compliance with the business budget for the year ended along with business prospects of the budget for the following year; 2.2.6. in the case of distribution companies, the commitment to adapt to the benchmark company established by ANEEL in a given period to be defined by Eletrobrás accordance with the regulations of the Provisory Measure of the Isolated System # 466/2009 and in the result of the tariff revision of this year; 2.2.7 the commitment of the administration of the controlled companies in order to assemble the shareholders' meeting to propose the full absorption of accumulated losses in the end of each fiscal year, in accordance with applicable law and instructions of the CVM; 2.2.8. the requirement that the subsidiaries meet the requirements established by the CVM prioly submitted to ELETROBRÁS, the recognition in the financial statements of the subsidiaries, the deferred tax assets, of any tax credits arising from tax losses and negative basis of social contribution; 2.2.9. studies to determine future taxable income, which demonstrate the use of tax credits of the company for the 10 (ten) years, required to meet the sub-item 2.2.8. above, as well as any study of the long-term Project with financial impact, should be in line with the data of the business budget; 2.2.10. maintaining by controlled companies of the database of investment held by the investment project (the application on fix assets), with foresight and achievement, detailing the sources and showing the revenue or cost savings or benefit of the project; 3. to determine that the boards of controlled companies assemble their General Shareholders' Meeting to deliberate the matters in items 1 and 2.1. above and seek the assent of DEST, ANEEL and PGFN; 4. to determine that the Finance Board in cooperation with administrative units of the presidency and the other boards, set the conditions for the conclusion of CMDE, based on the general principles set out in item 2 above and coordinate the development and implementation of CONTRACT OF BUSINESS PERFORMANCE TARGETS - CMDE and the business budget of each subsidiary; 4.1. to determine that the controlled companies of Generation and Transmission only have access to new resources of ELETROBRÁS (financing or capital contributions) and the implementation of optimal capital structure, after the conclusion of the CONTRACT OF BUSINESS PERFORMANCE TARGETS - CMDE above and for the duration of that CMDE, only if they remain in compliance with the contract, 4.2. the distribution subsidiaries shall sign the CONTRACT OF BUSINESS PERFORMANCE TARGETS - CMDE no later than 60 days, the outcome of the tariff review cycle in progress and the Provisory Measure of Isolated System # 466/2009, whichever comes last, and once the deadline has passed, the controlled distribution companies will only have access to new resources of ELETROBRÁS (financing or capital contributions) or renegotiation, after the conclusion of the CONTRACT OF BUSINESS PERFORMANCE TARGETS - CMDE in terms stated in the heading of this item 2 and, during the term of the CMDE, if only to keep in complianceto the contract; 5. to delegate powers to the Chief Financial and Investor Relations Officer to name the managers of the CONTRACTS OF BUSINESS PERFORMANCE TARGETS - CMDE entered into with each controlled company; 6. determine that the Presidency, through their responsible areas, coordinate, in conjunction with the Planning and Engineering Directors and Financial, the monitoring of the CONTRACTS OF BUSINESS PERFORMANCE TARGETS - CMDE and submit the quarterly progress report to the Board of Directors of Eletrobrás; 7. to determine that the Legal Department - PGJ prepare the instruments mentioned in item 4 of this Determination

DEL-135/2009. Capitalization of the Distribution Energy Subsidiaries of the ELETROBRÁS System.

RES-1050, de 22.10.2009. To approve the following proposals for the implementation of actions to improve the capital structure of the Subsidiary of Distribution of Energy of the Eletrobrás System: 1. to authorize the capital increase in the amount of R$ 2,220,045,086.42, being the specific value to each subsidiary at values of September 30, 2009, shown in the table below, to be updated up to the date of their Stockholders Meetings by the contract terms established in the financing agreement above presented, under the capitalization of Eletrobrás credits relating to the balance due under the financing granted to regular resources for each subsidiary, conditional on getting a favorable opinion of DEST, ANEEL and PGFN, and the implementation of the steps under item 4 below

Value in R$

AMAZONAS	CERON	CEAL	CEPISA	BOA VISTA	ELETROACRE
Value of the capital increase through the capitalization of credit
1.331.553.471,34	386.439.418,35	273.753.575,74	193.418.110,56	17.748.806,87	17.131.703,56
The Capital increase will be updated according to the contracts below
DEL-0018/07	ECF-1861/99-NV7	ECF-2011/00-96	ECF-2114/01-ENC	RES-0898/2003	ECF-1877/99
DEL-0043/06	ECF-2705/08	ECF-2101/01	ECF-2114/01-NOV	ECF-1554/97-NOV	ECF-1569/97
DEL-0555/07	ECF-1677/97-NV	RES-0149/00-96	ECF-2120/01-EN	RES-0676/03-VEN	ECF-1570/97
RD - 521/06	ECF-1520/98-NV	ECF-2703/08	ECF-2120/01-NOV		ECF-1432/96
RD -0639/07	ECF-1551/97-NV	ECF-1544/97-NV	ECF-2652/07		ECF-1590/97
DEL-0005/08	ECF-1591/97-NV	ECF-1574/97-NV	ECF-2702/08
ECF-2706/08	ECF-1705/98-NV	ECF-1575/97-NV	ECF-2762/09
ECF-2732/09	ECF-1721/98-NV	ECF-1693/98-NV	RES-0200/06
ECF-2759/09	ECF-1722/98-NV	ECF-1760/98-NV	RES-0328/06
	ECF-1811/98-NV	ECF-1517/97-NV	RES-0408/06
ECF-1594/97-NV
ECF-1595/97-NV

2. to authorize the capital increase at each subsidiary, in the amount of R$ 2,286,640,391.22, being the specific value, of each subsidiary as defined in the table below, which are from September 30, 2009 and will be updated until the date of the Stockholders Meeting by the contract terms established by the contractual agreements of AFAC specified below, by the capitalization of the balances of the Advances for Future Capital Increase (AFAC) recorded by the companies and updated in accordance with legal procedures, being subject to a favorable opinion of DEST, ANEEL and PGFN

Value in R$

AMAZONAS	CERON	CEAL	CEPISA	ELETROACRE
Value of the capital increase through the capitalization of AFAC
588.062.000,00	720.148.239,70	241.168.580,57	575.593.749,14	161.667.821,81
The Capital increase will be updated according to the contracts below
RES-0988/09	RES-0002/01	RES-0400/2002	RES-0394/03	ECF-2105/01
	RES-0108/02	RES-0401/2002	RES-0625/03	RES-0431/03
	RES-0138/00	RES-0402/2002	RES-0707/00	RES-0626/03
	RES-0426/00	RES-0624/03	RES-0916/02	RES-0814/03
	RES-0430/03	RES-0105/04	RES-0956/2002	RES-0917/02
	RES-0577/01	RES-0394/05	RES-0156/05	RES-0074/04
	RES-0627/03	RES-0706/2005	RES-0325/05	RES-0130/04
	RES-0656/2005	RES-0896/05	RES-0381/05	RES-0758/05
	RES-0797/03		RES-0461/05	RES-0903/04
	RES-0895/2002		RES-0605/05
	RES-0122/04		RES-0628/04
	RES-0190/04		RES-0705/05
	RES-0488/04		RES-0722/04
RES-0858/04
RES-0866/05
RES-0948/04
RES-0980/04
RES-0987/05
RES-0987/09

3. to determine that the administration of the controlled companies assemble their General Shareholders' Meeting to decide on the matters mentioned in items 1 and 2 above and seek favorable opinion of DEST, ANEEL and PGFN; 4. to add the existing financing agreements contained in the attached table, which will not be capitalized in accordance with item 1 above, in order to replace the clause relating to the guarantee by the model appointed by Eletrobrás; 5. to determine that the Finance Board - DF, in collaboration with the administrative units of the presidency and the other boards, to take the action necessary to comply with this resolution; 6. to determine that the Legal Department - PGJ prepare the additives mentioned in item 4 of this Determination. DEL-136/2009. Capitalization of the Generation and Transmission Subsidiaries of the ELETROBRÁS System. RES-1051, de 22.10.2009. To approve the following proposals for the implementation of actions to improve the capital structure of the Generation and Transmission Subsidiaries of the Eletrobrás System: 1. to authorize the capital increase in the amount of R$6,566,795,161.15, being the specific value to each subsidiary at values of September 30, 2009, shown in the table below, to be updated up to the date of their Stockholders Meetings by the contract terms established in the financing agreement above presented, under the capitalization of Eletrobrás credits relating to the balance due under the financing granted to regular resources for each subsidiary, conditioned to favorable opinions of DEST, ANEEL and PGFN, and the implementation of the steps under item 4, 5 and 6 below and the implementation of the CONTRACT OF BUSINESS PERFORMANCE TARGETS – CMDE;

Value in R$

ELETRONORTE	CHESF
Value of the capital increase through the capitalization of AFAC
3.762.470.340,76	2.804.324.820,39
The capital increase will be updated according to the contracts below
DEL-0012/07	ECF-1186/94-A
RES-0929/98-N	ECR-0250/94
ECF-1197/95-07
ECF-1201/95-E
ECF-1231/94-A
ECF-1761/98
ECF-2648/07

2. to authorize the capital increase in the total amount of R$ R$ 658,194,778.09, being the specific value, of each subsidiary defined in the table below, which are from September 30, 2009 and will be updated until the date of the Stockholders Meeting by the contract terms established by the contractual agreements of AFAC specified below, by the capitalization of the balances of the Advances for Future Capital Increase (AFAC) recorded by the companies and updated in accordance with legal procedures, being subject to a favorable opinion of DEST, ANEEL and PGFN

Value in R$

Controlled Company	Value of the capital increase through the capitalization of AFAC
Eletrosul	R$ 332.643.834,86
Furnas	R$ 31.154.365,53
Chesf	R$ 294.396.577,70
Total	R$ 658.194.778,09

3. to determine that the administration of the controlled companies assemble their General Shareholders' Meeting to decide on the matters mentioned in the items 1 and 2 above and seek favorable opinion of DEST, ANEEL and PGFN; 4. to add, the existing financing agreements contained in the attached table, which will not be capitalized in accordance with item 1 above, in order to replace the clause relating to the guarantee by the model appointed by Eletrobrás; 5. to authorize, through respective agreements, the change in the contractual conditions of the balance of the financings with funds granted by the ordinary resources of ELETROBRÁS and mentioned in section 5.5 below, which were not capitalized in accordance with item 1 above, to adopt: 5.1. amortization, the outstanding balance of the contracts listed in subsection 5.5 below shall be paid by the French system of amortization (price table) in 240 monthly installments, falling the first on the Day thirty (30) of the subsequent month of the signing of the agreement and the others with a maturity date on 30 (thirty) of the subsequent months; 5.2. interest: will be paid by the subsidiary, on the 30th of each month, interest at the rate of interest on long-term financing of ELETROBRÁS (TFE)

corresponding to 6.0% pa (six per cent per annum), calculated pro rata to the outstanding balances monetarily adjusted. This FET will be reviewed every six months at the discretion of ELETROBRÁS; 5.3. administration fee: the subsidiary will also pay to ELETROBRÁS, on the 30th of each month, an administration fee of 1% pa (one percent per anum), calculated pro rata to the outstanding balances monetarily adjusted; 5.4. readjustment of the balance due: the readjustment of the balance due will be made annually in accordance with current legislation, in the anniversary date of the contract, based on the variation of pro rata "IPCA, calculated by IBGE; 5.5. financing to be covered in this renegotiation: ELETRONORTE: Financing to ELETRONORTE provided in RES-0929/98-N (restructured by the deliberations of the Board of Eletrobrás numbers 025/2003, 012/2007, 018/2008, 161/2008, 025 / 2009 and 050/2009 and by item 1 above). The outstanding balance of remaining debt is R$ 1,632,175,643.10 (one billion, six hundred thirty-two million, one hundred and seventy-five thousand, six hundred forty-three reais and ten cents), on September 30, 2009 and will be updated until the signing of the agreement mentioned in the caption to this item 5 as in the RES 929/98; Financing of FURNAS is shown in the below table:

Value in R$

Contract	Outstanding balance
ECF-2624/07-NV	308.119.161,03
ECF-2676/08-NV	115.982.369,71
ECF-2752/2009	152.874.031,80
RES-0484/00	35.331.456,83
Total	612.307.019,37

The outstanding balances in the above table were calculated on the base date of September 30, 2009 and will be updated as provided by the funding agreement until the date of signing of the agreement mentioned in the caption to this item 5; ELETROSUL: Financings of ELETROSUL are shown in the below table:

Value in R$

Contract	Outstanding balance
ECF-2727/08	45.473.099,11
ECF-2626/2007	153.862.266,33
ECF-2692/08	267.120.112,46
Total	466.455.477,90

The outstanding balances in the above table were calculated on the base date of September 30, 2009 and will be updated as provided by the funding agreement until the date of signing of the agreement mentioned in the caption to this item 5; 6. in the specific case of the controlled company ELETRONORTE: 6.1. to cancel the Resolution 157/2005, and authorize the issue of a particular instrument between ELETROBRÁS and Eletronorte extinguishing the guarantee mentioned in the resolution 157/2005, manifested by CTA-DF-02301/2005; 6.2. to add the ECF 2697/2008 agreement between ELETROBRÁS and ELETRONORTE to exclude the third clause; 7. to determine that the Legal Department - PGJ develop instruments relating to the items 4, 5 and 6 of this Resolution. 8. to determine that the Finance Board - DF, in collaboration with the administrative units of the Presidency and the other boards, take the action necessary to comply with this Determination. DEL-137/2009. Capitalization of the Thermal Generation Subsidiary of the Eletrobrás System. RES-1052, of 22.10.2009. To approve the following proposals for the implementation of actions to improve the capital structure of the Subsidiary of Thermal Generation of Energy of the Eletrobrás System: 1. to authorize the capital increase in the controlled company CGTEE, in the amount of R$ 38,849,948.41, at values of September 30, 2009, to be updated up to their Stockholders Meetings by the contract terms established in the financing agreement above presented, under the capitalization of Eletrobrás credits relating to the balance due under the financing granted to regular resources for the mentioned subsidiary, conditional on getting a favorable opinion of DEST, ANEEL and PGFN, and the implementation of the CONTRACT OF BUSINESS PERFORMANCE TARGETS – CMDE;

Value in R$

Contract	Outstanding balance
Regular Resources to be capitalized
ECF-2735/09	26.498.165,51
ECF-2753/09	12.351.782,90
Total	38.849.948,41

2. to determine that the administration of controlled company CGTEE assembly its General Stockholders Meeting to deliberate on the matter relating to the item 1 above and seek the favorable opinion of DEST, ANEEL and PGFN 3. to determine that the Finance Board - DF, in collaboration with the administrative units of the Presidency and the other boards, take the action necessary to comply with this Determination. I hereby certify, as Secretary of the Six Hundred Tenth Meeting that the above is complete and a faithful transcription of the Minutes, Part 1, appearing in 25th Book of the Minutes of Meetings of the Board of Directors of the Centrais Elétricas Brasileiras S.A. – ELETROBRÁS, pages 351 and following, (a) AFRÂNIO ALENCAR MATOS Fº, Secretary of the Board of Directors. (aa) MÁRCIO PEREIRA ZIMMERMANN – Chairman, JOSÉ ANTONIO MUNIZ LOPES, WAGNER BITTENCOURT DE OLIVEIRA, LUIZ SOARES DULCI, VIRG¥NIA PARENTE DE BARROS, MIRIAM APARECIDA BELCHIOR, JOSÉ ANTONIO CORRÊA COIMBRA, LINDEMBERG DE LIMA BEZERRA – Members of the Board of Directors.

Rio de Janeiro, October 30, 2009.

AFRÂNIO DE ALENCAR MATOS Fº
General Secretary of Eletrobrás

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.